UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2007

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a press release issued by the registrant on May 14, 2007.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of National Telephone Company of Venezuela (the “Company”) to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

From:			FOR IMMEDIATE RELEASE
CANTV
	Avenida Libertador	Contact:	GregorioTomassi, CFA
	Centro Nacional de Telecomunicaciones Caracas, Venezuela		CANTV Investor Relations

011-58-212-500-1831
FAX: 011-58-212-500-1828
E-Mail: invest@cantv.com.ve

	May 14, 2007		The Global Consulting Group 646-284-9416 (US)
E-Mail: ldomville@hfgcg.com

NYSE SUSPENDS TRADING OF COMPAÑIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)

Caracas, Venezuela (May 14, 2007) – Compañía Anónima de Teléfonos de Venezuela (CANTV) reports that on May 11, 2007, the New York Stock Exchange informed CANTV that it determined that American Depositary Shares, each representing seven Class D shares of CANTV (the "ADSs"), should be suspended immediately from trading on the exchange. The New York Stock Exchange indicated that it is of the view that the ADSs are no longer suitable for continued listing in light of all the current circumstances following the completion of the tender offer by the Bolivarian Republic of Venezuela.

The New York Stock Exchange also noted that it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in light of all pertinent facts whenever it deems such action appropriate. In addition, the NYSE noted that it may, at any time, suspend a security if it believes that continued dealings in or listing of the security on the NYSE are not advisable.

CANTV has not arranged for listing the ADSs on another U.S. securities exchange or for quotation of CANTV's securities on any other quotation medium in the United States. Investors that wish to effect a trade in the ADSs or the underlying Class D shares should contact their brokers for information on the availability of effecting trades in the ADSs or Class D shares in the over-the-counter market or exchanging their ADSs for underlying Class D shares and effecting a trade in such shares on the Caracas Stock Exchange where such shares are listed.

CANTV noted that the ADSs and the underlying Class D Shares remain registered with the SEC and that any suspension or termination of listing of the ADSs by the New York Stock Exchange does not automatically suspend or terminate CANTV's reporting obligations under the Securities Exchange Act of 1934, as amended (the "Act"). As a result, CANTV will be required to continue to comply with its reporting obligations with the SEC until such time as it may take action to deregister such shares under the Act.

The Company

Cantv, a Venezuelan corporation, is the leading Venezuelan telecommunications services provider with nearly 3.6 million switched fixed access lines in service, over 8.1 million mobile subscribers and over 528 thousand broadband subscribers as of March 31, 2007. The Bolivarian Republic of Venezuela commenced on April 9, 2007 concurrent tender offers in Venezuela and the United States (the "Offers") to acquire any and all of the issued and outstanding shares of capital stock of the Company and ADSs representing such shares. The Offers expired on May 8, 2007, and on May 9, 2007, the Bolivarian Republic of Venezuela announced that as a result of the Offers, approximately 86.2% of the outstanding Common Shares of Cantv are now owned by the Bolivarian Republic of Venezuela.

Forward Looking Statements

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include the impact on Cantv’s business that may result from the Government’s planned nationalization of Cantv, economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, legal proceedings and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ Armando Yañes
Armando Yañes
Chief Financial Officer

Date: May 17, 2007